Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Section 4.11)

TO:                  Deloitte LLP, Chartered Professional Accountants

AND TO:          KPMG LLP, Chartered Professional Accountants

AND TO:           Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission, New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services

Division, Office of the Attorney General, Prince Edward Island Securities Office

                           Office of the Superintendent of Securities Service Newfoundland and Labrador

Notice is hereby given, pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Requirements (“NI 51-102”), of a change of auditor of Enerplus Corporation (the “Company”) from Deloitte LLP (the “Former Auditor”) to KPMG LLP (the “Successor Auditor”) effective as of May 29, 2017.

The Former Auditor has resigned as auditor of the Company at the request of the Company. On May 29, 2017, the Board of Directors of the Company, upon recommendation of the Audit Committee of the Board of Directors of the Company, approved the appointment of the Successor Auditor to fill the vacancy created by the resignation of the Former Auditor and to hold such position until the next annual meeting of shareholders of the Company.

There were no modifications of opinion by the Former Auditor in the Former Auditor’s reports on the Company’s financial statements for the two most recently completed fiscal years ended December 31, 2016 and 2015.

There have been no reportable events, including disagreements, consultations or unresolved issues, as defined in Section 4.11 of NI 51-102, in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 31st day of May, 2017.

Enerplus Corporation

(signed) “Ian C. Dundas”	(signed) “Jodine J. Jenson Labrie”
Ian C. Dundas	Jodine J. Jenson Labrie
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer